UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2020
Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ⌧           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 27, 2020, Castor Maritime Inc. (the “Company”) entered into a securities purchase agreement with an institutional investor (the “Investor”), pursuant to which the Company will sell and the Investor will purchase up to three convertible debentures (individually, a “Convertible Debenture” and collectively, the “Convertible Debentures”) for a maximum aggregate prices of $5.0 million (the “Securities Purchase Agreement”). The Convertible Debentures will mature twelve months from their issuance and are convertible into common shares of the Company. The first Convertible Debenture in the original principal amount of $2.0 million has been issued to the Investor. The other two Convertible Debentures will be issued in the original principal amount of $1.5 million each upon the fulfilment of certain conditions relating to registration rights. The Company also entered into a registration rights agreement relating to the common shares underlying the Convertible Debentures (the “Registration Rights Agreement”).

Attached to this Report on Form 6-K as Exhibit 10.1 is a copy of the Securities Purchase Agreement by and between the Company and the Investor, dated January 27, 2020.

Attached to this Report on Form 6-K as Exhibit 10.2 is a copy of the Registration Rights Agreement by and between the Company and the Investor, dated January 27, 2020.

Attached to this Report on Form 6-K as Exhibit 10.3 is a copy of the form of Convertible Debenture.

The information contained in this Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-232052) that was filed with the U.S. Securities and Exchange Commission and became effective on June 21, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.

Dated: January 31, 2020	By:	/s/ Petros Panagiotidis
Petros Panagiotidis Chairman, Chief Executive Officer and Chief Financial Officer